Exhibit 2.12

CEQUENCE ENERGY LTD.

MATERIAL CHANGE REPORT

Form 51-102F3

1.	Name and Address of Company:

Cequence Energy Ltd.

702, 2303 - 4th Street SW

Calgary, Alberta T2S 2S7

2.	Date of Material Change:

September 24, 2009

3.	News Release:

A press release disclosing the nature and substance of the material change was issued on September 24, 2009 through the facilities of Marketwire.

4.	Summary of Material Change:

On September 24, 2009, Cequence Energy Ltd. (“Cequence” or the “Company”) announced that it closed its previously announced acquisitions of oil and gas producing properties and related assets. Including a purchase price reduction, the aggregate purchase price was $17.25 million in cash. The purchase price was originally $19.0 million. The final purchase price is also subject to normal purchase price adjustments.

5.	Full Description of Material Change:

On September 24, 2009, Cequence announced it closed its previously announced acquisitions of certain minor oil and gas producing properties and related assets located in the Gordondale area of northwestern Alberta (the “Minor Assets”) and certain petroleum and natural gas property interests and facilities located in the Peace River Arch area of northwestern Alberta (the “Peace River Assets”). Including a purchase price reduction, the aggregate purchase price was $17.25 million in cash. The purchase price was originally $19.0 million. The final purchase price is also subject to normal purchase price adjustments. The acquisition of the Peace River Assets was completed on September 24, 2009 with an effective date of June 1, 2009 and the acquisition of the Minor Assets was completed in late August with an effective date of August 1, 2009.

Current production from the Minor Assets and the Peace River Assets is approximately 850 boe/d (90% natural gas). At the time of the August 18, 2009 announcement of the property acquisitions, Cequence had anticipated declines from a significant well (“Well”) and had factored these into its announced 850 boe/d property acquisitions and pro forma guidance. Prior to the closing of the acquisitions, the Well began producing more water than expected and Cequence was able to negotiate a $1.75 million reduction to the purchase price of the Peace River Assets as a result.

The properties acquired by the Company include 31,000 net acres of undeveloped land, various facility and pipeline working interests with the majority of production being operated. The acquisitions were financed through Cequence’s existing working capital. Pro forma the acquisitions, Cequence has approximately $13 million in positive working capital, excluding the cash held within its subsidiary HFG Holdings Inc.

The reserves data and other information relating to the oil and gas assets of the Company as of December 31, 2008 and required by Form 51-101F1 (the “Reserves Data”) is included in the Company’s annual information form dated March 20, 2009 (the “AIF”), a copy of which is available through the Company’s issuer profile on SEDAR at www.sedar.com.

Had the acquisition of the Peace River Assets occurred on or before December 31, 2008, the information presented in the Reserves Data would have been adjusted to include the reserves data and other information relating to the oil and gas assets acquired pursuant to the acquisition of the Peace River Assets. The Company anticipates that the acquisition of the Peace River Assets will result in a significant change in the information contained in the Reserves Data.

Reference is made to the reserves data and other information set forth in Schedule A attached hereto for information regarding the Company’s reasonable expectation of how the acquisition of the Peace River Assets would have affected the Reserves Data had the acquisition of the Peace River Assets been completed on or before the effective date of the information included in the Reserves Data.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Howard Crone, President and Chief Executive Officer

Cequence Energy Ltd.

702, 2303 - 4th St. SW

Calgary, Alberta T2S 2S7

Phone: (403) 229-3050

Fax: (403) 229-0603

9.	Date of Report:

Dated October 5, 2009.

SCHEDULE A

In accordance with NI 51-101, AJM Petroleum Consultants (“AJM”) prepared a report entitled Reserve Estimation and Economic Evaluation (the “AJM Report”). The AJM Report evaluated the oil, NGLs and natural gas reserves attributable to the Peace River Assets effective May 31, 2009 and is dated October 1, 2009. The tables below are a summary of the oil, NGLs and natural gas reserves attributable to the Peace River Assets and the net present value of future net revenue attributable to such reserves as evaluated in the AJM Report, based on forecast price and cost assumptions. The tables summarize the data contained in the AJM Report and, as a result, may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by AJM. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by AJM represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of oil, NGLs and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein.

The AJM Report is based on certain factual data supplied by the vendor of the Peace River Assets and AJM’s opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the vendor of the Peace River Assets. AJM accepted this data as presented and neither title searches nor field inspections were conducted.

Disclosure of Reserves Data

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Remaining Reserves
	Light and Medium Oil		Natural Gas		NGLs		Total
Reserve Category	Gross (mmbl)	Net (mbbl)	Gross (MMcf)	Net (MMcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved Developed Producing	25.2	25.2	11,801.9	6,673.7	114.8	94.8	2,107.0	1,232.2
Developed Non-Producing	0.0	0.0	640.3	304.9	5.2	4.8	111.9	55.6
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Proved	25.2	25.2	12,442.2	6,978.6	120.1	99.6	2,218.9	1,287.8
Probable	15.2	15.2	6,574.9	4,681.2	52.7	45.6	1,163.7	841.0

Total Proved Plus Probable	40.3	40.3	19,017.1	11,659.8	172.8	145.2	3,382.7	2,128.8

Net Present Value of Future Net Revenue – Forecast Prices and Costs

	Before Deducting Income Taxes Discounted at					After Deducting Income Taxes Discounted at
	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
Proved Developed Producing	25,759.7	21,656.8	18,960.2	17,007.4	15,510.6	22,058.8	18,316.2	15,909.4	14,194.8	12,897.3
Developed Non-Producing	805.0	684.4	585.2	502.6	433.0	588.8	488.3	406.6	339.3	283.0
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Proved	26,564.7	22,341.2	19,545.4	17,510.0	15,943.5	22,647.7	18,804.5	16,316.0	14,534.1	13,180.4
Probable	19,959.1	14,630.6	11,661.8	9,726.2	8,344.8	15,110.3	10,888.5	8,580.4	7,093.2	6,039.9

Total Proved Plus Probable	46,523.8	36,971.8	31,207.1	27,236.2	24,288.3	37,758.0	29,693.1	24,896.5	21,627.4	19,220.3

Total Future Net Revenue – Forecast Prices and Costs

	Revenue ($000)	Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Proved Reserves	62,199.8	13,606.4	19,019.1	470.0	2,539.6	26,564.7	3,917.0	22,647.7
Proved Plus Probable Reserves	107,037.8	23,861.0	32,007.0	2,014.5.0	2,631.5	46,523.8	8,765.8	37,758.0

Future Net Revenue by Production Group – Forecast Prices and Costs

	Production Group	Future Net Revenue (before tax) Discounted at 10% / Year
Proved Resources (M$)	Light and medium crude oil(1)	2,614.4
	Natural gas(2)	16,843.6
Proved Plus Probable Resources (M$)	Light and medium crude oil(1)	5,517.7
	Natural gas(2)	25,579.9

Notes:

(1)	Includes solution gas and other by-products.
(2)	Includes by-products but excluding solution gas and by-products from oil wells.

Pricing Assumptions

The following tables set forth the pricing, exchange rate and inflation rate assumptions used in preparing the reserves data for the Peace River Assets

Light Crude Oil			Natural Gas	NGLs
	WTI Cushing Oklahoma[a] ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Alberta AECO-C ($/mmbtu)	Edmonton Propane ($/Bbl)	Edmonton Butanes ($/Bbl)	Edmonton Pentanes Plus ($/Bbl)	Energy[b] Cost Inflation Rate (%/Yr)	Operating Cost Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
Year	Forecast
2009	54.15	65.11	4.75	39.89	50.95	67.13	1.50	1.50	0.838
2010	63.78	73.89	6.73	45.73	57.29	78.16	2.00	2.00	0.865
2011	70.30	78.98	7.42	48.97	61.23	81.38	2.00	2.00	0.910
2012	79.22	84.74	7.86	52.44	65.63	87.26	2.00	2.00	0.945
2013	86.87	90.66	8.15	56.04	70.23	93.36	2.00	2.00	0.963
2014	93.85	96.03	8.45	59.29	74.41	98.87	2.00	2.00	0.963
2015	97.15	99.52	8.70	61.45	77.16	102.50	2.00	2.00	0.963
2016	100.51	102.95	8.92	63.65	79.85	106.05	2.00	2.00	0.963
2017	102.50	104.97	9.09	64.89	81.43	108.13	2.00	2.00	0.963
2018	104.58	107.12	9.29	66.21	83.07	110.35	2.00	2.00	0.963
escalated rate of 2% thereafter

Future Development Costs

The following table sets forth the total development costs deducted in the estimation of future net revenue attributable to the Peace River Assets in the AJM Report in the reserve categories noted below.

Forecast Prices and Costs
Period	Proved Reserves ($000)	Proved Plus Probable Reserves ($000)
2009	470.0	1,460.0
2010	0.0	554.5
2011	0.0	0.0
2012	0.0	0.0
2013	0.0	0.0

Remaining Years	0.0	0.0

Total undiscounted	970.0	2,014.5

Total discounted at 10% per year	970.0	1,964.1

The future development costs are capital expenditures required in the future for the Peace River Assets to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Cequence anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. The cost of the debt component for funding future development costs is expected to be minimal and to not materially impact the disclosed reserves or future net revenue.

Oil and Gas Wells

The following table sets forth the number and status of wells as at September 24, 2009 in which Cequence will acquire a working interest pursuant to the acquisition of the Peace River Assets.

	Producing				Non-Producing
	Light and Medium Oil		Natural Gas		Crude Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total	4.00	4.00	19.00	11.2	1.0	1.0	36.0	23.6

Note:

(1)	Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

Properties with No Attributable Reserves

The following table sets out for the Peace River Assets, effective June 1, 2009, the total land holdings of proved and unproved properties to be acquired by Cequence. Approximately 4,100 net acres will expire within one year.

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net
Total	48,572	36,337	27,840	13,280	76,412	49,617

Future Contracts

There are no forward contracts associated with the Peace River Assets at the effective date of the AJM Report.

Tax Horizon

The income taxes deducted in the calculation of future net revenue above assumes a blow down scenario whereby the Peace River Assets produces out their existing reserves and the tax pools are derived from future development costs. Cequence forecasts its tax horizon, assuming current commodity prices, and a continuing business model whereby it reinvests capital at historic capital efficiencies and incurs general and administrative costs and interest costs. Under this scenario Cequence does not forecast being in a taxable position for the next three to four years. See “Statement of Reserves Data and Other Oil and Gas Information (NI 51-101F1) – Tax Horizon” as set forth in the AIF incorporated by reference herein for more information.

Additional Information Concerning Abandonment and Reclamation Costs

Well abandonment costs in respect of the Peace River Assets have been estimated area by area. Such costs are included in the AJM Report as deductions in arriving at future net revenue. The expected total abandonment costs, net of estimated salvage value, included in the AJM Report for 33.0 net wells under the proved reserves category is $2.5 million undiscounted ($1.4 million discounted at 10%), of which a total of $0.3 million is estimated to be incurred in 2009, 2010 and 2011. This estimate does not include estimated reclamation costs for surface leases of $1.2 million undiscounted ($0.67 million discounted at 10%).

Significant Factors or Uncertainties

The AJM Report contains forward-looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates imply that the reserves described herein can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development and production; potential delays or changes in plans with respect to development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, operating expenses and capital costs, and political and environmental factors); and commodity price, inflation rate and exchange rate fluctuation. Other general industry factors or uncertainties that may impact the reserves and values attributable to the properties are described elsewhere in this Circular. See “Special Note Regarding Forward–Looking Statements” and “Risk Factors”.

Production Estimates

The following table sets forth the volume of production estimated beginning on the effective date of the report and ending December 31, 2009 for the Peace River Assets, which is reflected in the estimates of future net revenue as disclosed in the tables contained under the heading “Disclosure of Reserves Data”.

	Light and Medium Oil (Bbl/d)	Natural Gas (Mcf/d)	NGLs (Bbl/d)
Proved	32	8,970	51
Probable	35	10,553	57

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks in respect of the Peace River Assets for the periods indicated.

	Three Months Ended March 31, 2008	Three Months Ended June 30, 2008	Three Months Ended September 30, 2008	Three Months Ended December 31, 2008
Average Daily Production
Light / Medium Crude Oil (Bbl/d)	85	78	75	66
Natural Gas (Mcf/d)	4,054	4,547	9,048	6,565
NGLs ($/Bbl)	36	47	79	55

Average Prices Received
Light / Medium Crude Oil (Bbl/d)	93.74	118.86	115.16	58.95
Natural Gas (Mcf/d)	7.88	10.34	9.02	7.17
NGLs ($/Bbl)	86.12	109.82	102.69	50.50

Royalties
Light / Medium Crude Oil (Bbl/d)	10.63	12.09	9.29	5.34
Natural Gas (Mcf/d)	1.75	2.48	2.22	1.76
NGLs ($/Bbl)	20.94	27.56	28.28	11.68

Production Costs
Light / Medium Crude Oil (Bbl/d)	6.94	4.96	8.25	7.48
Natural Gas (Mcf/d)	1.16	0.83	1.38	1.25
NGLs ($/Bbl)	6.94	4.96	8.25	7.48

Transportation
Light / Medium Crude Oil (Bbl/d)	5.03	5.16	4.60	5.18
Natural Gas (Mcf/d)	0.23	0.23	0.23	0.23
NGLs ($/Bbl)	—	—	—	—

Netback Received
Light / Medium Crude Oil (Bbl/d)	71.14	96.65	93.01	40.95
Natural Gas (Mcf/d)	4.75	6.81	5.19	3.94
NGLs ($/Bbl)	58.24	77.29	66.15	31.33

The following table sets forth the average daily production from the important fields associated with the Peace River Assets for the year ended December 31, 2008.

	Light and Medium Oil (Bbl/d)	Natural Gas (Mcf/d)	NGLs (Bbl/d)	Total (boe/d)
Total	76	6,063	54	1,141